April 21, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel
Celeste M. Murphy
Justin Kisner

Re:	Novatel Wireless, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 12, 2014
File No. 000-31659

Ladies and Gentlemen:

Novatel Wireless, Inc. (“Novatel Wireless” or the “Company”) respectfully submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 8, 2014, relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013. We are concurrently filing via EDGAR this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Management’s Discussion and Analysis…, page 24

1.	We note your recurring operating losses and net loss of $43.4 million for the year ended December 31, 2013. Further, we note your statement that “[your] ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support [your] cost structure.” Please expand your discussion to detail the steps management is taking to make the company profitable in the long term. Discuss how management specifically intends to increase revenue with the introduction of 4G broadband-access products, M2M solutions and software applications and platforms, and explain how management intends to lower expenses, if applicable.

The Company confirms that the Company will comply with the Staff’s comment in future filings. The Company will expand its discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations to detail the steps management is taking to make the Company profitable in the long term. The Company will discuss how management specifically intends to increase revenue, including by introducing additional products and developing and maintaining strategic relationships with wireless and computing industry leaders, and explain how management intends to lower expenses.

Securities and Exchange Commission

April 21, 2014

Results of Operations, page 26

2.	Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K. For example, provide qualitative and quantitative disclosure to explain increased market competition at your largest customer and discuss factors affecting 4G product sales prices.

The Company confirms that the Company will comply with the Staff’s comment in future filings. The Company will enhance the overview of management’s discussion and analysis in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on the Company’s financial condition or results of operations.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Company’s responses to me at (858) 812-3400 or CRatcliffe@nvtl.com.

Sincerely,

NOVATEL WIRELESS, INC.

/s/ Catherine Ratcliffe
Catherine F. Ratcliffe
Senior Vice President, Business Affairs, General Counsel and Secretary

cc:	Peter Leparulo, Novatel Wireless

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.